

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2007

Mr. John A. Bryant
Chief Financial Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016-3599

   Re: **Kellogg Company**
       Form 10-K for Fiscal Year Ended December 30, 2006
       Filed February 23, 2007
       Response Letter Dated September 14, 2007
       File No. 1-04171

Dear Mr. Bryant:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Jill S. Davis
            Branch Chief